February 16, 2010

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:
Peggy Fisher, Esq.
Assistant Director
Division of Corporate Finance
Mail Stop 6010

Re:	Derma Sciences, Inc. – File No. 333-163127 Registration Statement on Form S-1

Ladies and Gentlemen:

In connection with the above referenced offering and pursuant to the terms of Rule 418(a)(7) and (8) under Securities Act of 1933, as amended, the preliminary prospectus, dated February 16, 2010 was distributed electronically in and outside the United States on February 16, 2010.

The PDF of the preliminary prospectus, dated February 16, 2010, was distributed to approximately 6 prospective Underwriters and Dealers.  The PDF of the preliminary prospectus was delivered to approximately 115 individuals and approximately 65 institutional investors.

In addition, the underwriters are aware of their obligations under Rule 15c2-8 of the Securities Act of 1934, as amended, and have taken reasonable steps to ensure compliance with such obligations.

Very truly yours,

RODMAN & RENSHAW, LLC

By: /s/ Terence Murphy
        Terence Murphy
        Managing Director

1251 Avenue of the Americas, New York, NY 10020  Tel: 212 356 0500 Fax: 212 581 5690
www.rodmanandrenshaw.com  Member: FINRA, SIPC